Filed pursuant to Rule 433

September 17, 2009

Relating to

Preliminary Prospectus Supplement dated September 17, 2009 to

Prospectus dated April 24, 2009

Registration Statement No. 333-158762

Kimco Realty Corporation

Pricing Term Sheet

Issuer:	Kimco Realty Corporation

Size:	$300,000,000 6.875% Senior Notes due 2019

Maturity:	October 1, 2019

Coupon:	6.875%

Price to Public:	99.840%

Net Proceeds to Issuer (before expenses):	$297,570,000

Yield to Maturity:	6.897%

Spread to Benchmark Treasury:	+350 basis points

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Yield:	3.397%

Interest Payment Dates:	April 1 and October 1, commencing on April 1, 2010

Redemption Provisions/Make-whole call:	At any time at the greater of par or the discounted value at a rate of Treasury plus 50 basis points

Pricing Date:	September 17, 2009

Settlement:	September 24, 2009

CUSIP / ISIN:	49446RAJ8 / US49446RAJ86

Ratings:	Baa1 (negative) by Moody’s Investors Service, Inc. and BBB+ (stable) by Standard & Poor’s Ratings Services

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may request these documents by calling J.P. Morgan Securities Inc. collect at 212-834-4533, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.